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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **October, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: October 15, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Royal Standard Minerals, Inc. (RYSMF) Announces Engagement of RedChip Companies to Assist with Investor and Public Relations Outreach Efforts

MANHATTAN, Nevada -- 10/13/09 -- Royal Standard Minerals, Inc. (OTCBB: RYSMF), announced today that it has engaged RedChip Companies, Inc. to assist with investor and public relations outreach programs.

"We selected RedChip Companies as a complement to our other investor relations efforts because of their long-standing track record of success in increasing visibility for emerging growth companies in the small-cap investment sector as well as for their best-in-class products and services," said Roland M. Larsen, Chief Executive Officer of Royal Standard. "We believe our work with RedChip will help strengthening and augment existing relationships with investors."

"We are pleased to be working with Royal Standard Minerals," said Dave Gentry, President and Chief Executive Officer of RedChip Companies. "As a mining company with significant landholdings and properties in late stages of development, Royal Standard is well-positioned to capitalize on Nevada's lucrative mining industry, an industry that has produced over 100 million ounces of gold in the last twenty years," he added.

About Royal Standard Minerals, Inc.

Royal Standard Minerals Inc. is a natural resources company focused on district scale gold-silver exploration and development programs in Nevada. The Company has 100% interest in six (6) advanced and exploration-stage projects in four (4) districts in Nevada. In addition to gold and silver it also explores for copper, lead, zinc, and coal, www.royalstandardminerals.com**About RedChip Companies, Inc.**

RedChip Companies is an international, small-cap research and financial public relations firm headquartered in Orlando, Florida; with affiliate offices in Qingdao, China; Paris, and San Diego. RedChip delivers concrete, measurable results for its clients through its extensive national and international network of small-cap institutional and retail investors; to learn more about RedChip's products and services please visit: http://www.redchip.com/visibility/productsandservices.asp.

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or RedChip Companies, Inc., Brad Kline, 1-800-733-2447and/or Mr. Rich Kaiser, communications coordinator, 800-631-8127.

Forward-Looking Statements

Royal Standard Minerals cautions that the statements made in this press release constitute forward looking statements, and no guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made.

Contact:
RedChip Companies, Inc.
Brad Kline, 1-800-733-2447, Ext. 113
brad@redchip.com